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                             June 19, 2020

       Edward Codispoti
       Chief Financial Officer
       NV5 Global, Inc.
       200 South Park Road, Suite 350
       Hollywood, Florida 33021

                                                        Re: NV5 Global, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2019
                                                            Filed February 26,
2020
                                                            Form 8-K Furnished
on May 7, 2020
                                                            File No. 001-35849

       Dear Mr. Codispoti:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 28, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Consolidated Results of Operations, page 37

   1. You present the non-GAAP measure "Net Revenues" in the tabular disclosure which represents gross
revenues minus sub-consultant costs and other direct costs which are generally pass-through
costs. Please tell us the following in regard to the calculation of
                                                        Net Revenues:
                                                          Why it is appropriate
to adjust gross revenue for costs to arrive at a net revenue amount.
                                                          What "generally
pass-through costs" represent and other direct costs consist, and in particular, what
"generally" means.
                                                          Whether all costs
included in the adjustment are actual amounts, and if not, the basis
 Edward Codispoti
FirstName LastNameEdward Codispoti
NV5 Global, Inc.
Comapany NameNV5 Global, Inc.
June 19, 2020
Page 2
June 19, 2020 Page 2
FirstName LastName
              for amounts that are not actual.
              The types of contracts to which the pass-through costs pertain and whether all pass-
              through costs relating to these contracts are reflected in the adjustment made. If not all pass-through costs are reflected in the adjustment, tell us why and how you distinguish between costs that are reflected in the adjustment and those that are not.
              How the measure is used by and why it is important to you and investors.

         In addition, the current tabular disclosure appears to place undue prominence on "Net
         Revenues" pursuant to the first bullet of the answer to Question
102.10 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of
         Regulation S-K. Please revise your presentation as appropriate. Liquidity and Capital Resources
Operating Activities, page 40

2. Your analysis of changes in operating cash flows cites earnings after adding back non-
         cash adjustments and changes in working capital in explaining the change in cash. Note that citing such items may not provide a sufficient basis to understand how and why actual operating cash varied between comparable periods. Please refer to section IV.B.1 of SEC
         Release No. 33-8350 for guidance and revise your disclosure as appropriate.
Form 8-K Furnished on May 7, 2020

Exhibit 99.1

3. "Adjusted EBITDA" and "adjusted EPS" include an adjustment for acquisition related costs for the current period whereas the comparative prior period has no adjustment for this. From your disclosures it appears acquisition related costs may have been incurred in the prior period. Please tell us how you considered Question 100.02 of staff''s Non-GAAP
         Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G in your calculation of these non-GAAP financial measures. Further, disclose what the acquisition related costs represent and consist for investors' understanding.
4. It appears undue prominence is given to your non-GAAP financial measures as follows:
           Increases noted in adjusted EBITDA and adjusted earnings per share without preceding mention of the comparable GAAP measures in the second introductory paragraph; and
           Bullet for "Adjusted EBITDA" without preceding bullet for the comparable GAAP measure in "Highlights."

         Please refer to Item (e)(1)(i)(A) of Regulation S-K and Question
102.10 of the Non-
         GAAP Compliance and Disclosure Interpretations and revise your presentation as appropriate.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Edward Codispoti
NV5 Global, Inc.
June 19, 2020
Page 3

action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you
have any questions.



FirstName LastNameEdward Codispoti                     Sincerely,
Comapany NameNV5 Global, Inc.
                                                       Division of Corporation
Finance
June 19, 2020 Page 3                                   Office of Trade &
Services
FirstName LastName